UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
Or

¬	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File No. 001-34400

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
TRANE 401K AND THRIFT PLAN
(Full title of the plan)

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
INGERSOLL-RAND PLC
170/175 Lakeview Drive
Airside Business Park
Swords, Co. Dublin
Ireland

Trane 401K and Thrift Plan
Index
December 31, 2013 and 2012

Note:
Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Securities Act of 1974 have been omitted because they are not applicable.

- Report of Independent Registered Public Accounting Firm -

To the Participants and Administrator of the
Ingersoll-Rand Company Trane 401(k) and Thrift Plan
Davidson, North Carolina

We have audited the accompanying statements of net assets available for benefits of the Trane 401(k) and Thrift Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013, and 2012, and the changes in net assets available for benefits for the years then ended. in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) and the supplemental schedule of delinquent participant contributions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Dixon Hughes Goodman LLP

Charlotte, North Carolina
June 18, 2014

Trane 401K and Thrift
Statements of Net Assets Available for Benefits
December 31, 2013 and 2012

	2013	2012
Assets
Investments, at fair value:
Plan’s interest in Savings Plan Master Trust (Note 4)	$141,512,719	$116,562,638
Receivables
Employer contributions receivable	—	25,093
Employee contributions receivable	—	80,194
Notes receivable from participants	4,439,190	4,280,601
Total receivables	4,439,190	4,385,888
Net assets available for benefits	$145,951,909	$120,948,526
The accompanying notes are an integral part of these financial statements.

Trane 401K and Thrift
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2013 and 2012

	2013	2012
Additions to net assets attributable to:
Plan's interest in investment income of the Savings Plan Master Trust (Note 4)	$33,634,208	$22,622,270
Interest income on notes receivable from participants	143,691	149,284
Contributions
Participant	5,358,111	5,177,599
Employer	1,531,634	1,591,254
Total additions	40,667,644	29,540,407
Deductions from net assets attributable to:
Participant withdrawals and distributions	15,657,236	13,051,201
Administrative expenses	7,025	13,914
Total deductions	15,664,261	13,065,115
Net increase	25,003,383	16,475,292
Net assets available for benefits
Beginning of year	120,948,526	104,473,234
End of year	$145,951,909	$120,948,526
The accompanying notes are an integral part of these financial statements.

Trane 401K and Thrift
Notes to Financial Statements
December 31, 2013 and 2012

1	Description of the Plan
The following description of the Trane 401K and Thrift Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
History
The Plan is a defined contribution plan established for the purpose of encouraging eligible collectively bargained employees of Trane U.S. Inc., a U.S. subsidiary of Ingersoll-Rand plc ("IR-plc") (IR-plc, Ingersoll-Rand Company and its participating affiliates are collectively referred to as the "Company"), to engage in a systematic savings program. Plan participants consist of collectively bargained employees and the terms of the Plan, including eligibility and employer contributions, vary according to the applicable collective bargaining agreement.
On December 1, 2013 (the "Distribution Date"), the Company completed the spin-off of its commercial and residential security businesses to its shareholders. The businesses were transferred to Allegion plc ("Allegion"), a newly created independent Irish company. On that date, each IR-plc shareholder of record as of the close of business on November 22, 2013 (the "Record Date") received one ordinary share of Allegion for every three IR-plc ordinary shares held as of the Record Date. Allegion is now an independent public company trading under the symbol “ALLE” on the New York Stock Exchange. Participants in the Plan received one unit of Allegion stock for every three unites of Ingersoll-Rand stock held in the Ingersoll-Rand Stock Fund at the time of the spin-off. As a result of the Spin-off, an Allegion Stock Fund was created in the Plan to hold the Allegion shares received pursuant to the spin-off. The Allegion Stock Fund is closed to new investments and participants are free to diversify out of the Allegion Stock Fund to other investment options at any time.
General
The Plan is a defined contribution plan covering eligible employees, as defined in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").
Fidelity Management Trust Company (“Fidelity”) is the trustee and recordkeeper of the Plan. Prior to December 31, 2013, the Plan’s assets were part of the Trane Master Trust maintained by Fidelity. Effective as of December 31, 2013, the Trane Master Trust is considered combined with and part of the Ingersoll-Rand Employee Savings Plan Master Trust ("Ingersoll-Rand Master Trust"). The Ingersoll-Rand Master Trust contains additional defined contribution plans sponsored by the Company or its affiliates. The Trane Master Trust and the surviving combined Ingersoll-Rand Master Trust will be collectively referred to as the Master Trust for purposes of these financial statements.
The Ingersoll-Rand Company Benefits Administration Committee (the “Committee”) administers the Plan and is responsible for carrying out the provisions thereof on behalf of the Company. The Ingersoll-Rand plc Benefits Design Committee approves recommended design changes to the Plan. The Ingersoll-Rand plc. Benefits Investment Committee selects and approves the Plan's investment options. Participants direct investments among the approved investment options for the Plan, which may not include all assets held within the Savings Plan Master Trust. The Plan is operated with the intent to satisfy the requirements of ERISA Section 404(c).
Contributions
Participants may elect to contribute up to 50% of their compensation, as defined by the Plan, and subject to limits under the U.S. Internal Revenue Code of 1986, as amended (the “IRC”). Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Participants may also rollover to the Plan amounts representing distributions from other eligible retirement plans, as defined in the Plan.
The Company may make matching or basic contributions subject to the terms of the applicable collective bargaining agreements. Prior to January 1, 2013, the Company's matching and basic contributions were contributed in cash and invested in the Ingersoll-Rand Stock Fund. All contributions were immediately eligible to be sold and reinvested in any investment option under the Plan. Effective January 1, 2013, all employer contributions will be made in cash and invested in the same manner as the participant contributions.
Participants may change their contribution amounts at any time by contacting Fidelity. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan’s assets are held in the Master Trust, together with

Trane 401K and Thrift
Notes to Financial Statements
December 31, 2013 and 2012

assets from other participating defined contribution plans sponsored by the Company or its affiliates and intended to qualify under IRC Section 401(a). Within the Master Trust, the Plan offers an interest bearing cash option, self-directed brokerage accounts, various commingled or mutual funds including target date retirement funds and an unitized Ingersoll-Rand Stock Fund which invests primarily in ordinary shares of IR-plc.
Participant Accounts
Each participant’s account is credited with (a) the participant’s contribution, (b) allocations of the Company’s matching contributions or non-matching contributions (if applicable), and (c) allocations of Plan earnings (losses), net of investment management fees. Each participant’s account is charged with an allocation of applicable administrative expenses, if any. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts (if applicable) varies based on the specific collective bargaining agreements. All Company contributions, not otherwise vested, become 100% vested upon the participant’s death, disability or the participant’s becoming a retired participant.

Notes Receivable from Participants
A loan program is available for participants to borrow up to 50% of their savings balance (excluding the balances attributable to Company contributions), but no more than $50,000 at any one time. The two types of loans available are general purpose loans and home purchase loans (of a principal residence). There is no minimum loan repayment period. The maximum repayment period is five years for a general purpose loan and thirty years for a home purchase loan. The interest rate will be equal to the prime interest rate in effect on the first day of the month in which the loan application is received. At December 31, 2013, outstanding loans bore interest rates ranging from 3.25% to 9.5%. Principal and interest are paid ratably through payroll deductions.
Payment of Benefits
Plan distributions may be in the form of lump sum or fixed installments. Former employees who remain as participants in the Plan may not contribute to the Plan, but may transfer investments from one investment option to another or elect to withdraw their account balances at any time, in cash, either in a lump sum or installments.
Forfeited Accounts
At December 31, 2013 and 2012, forfeited non-vested accounts were $54 and $14,571. Forfeited non-vested amounts may be used to reduce future employer contributions. In 2013 and 2012, employer contributions were reduced by $21,536 and $9,585 respectively, from forfeited non-vested accounts.

2	Summary of Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("GAAP").
Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Committee to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the dates of the financial statements. Actual results could differ from those estimates.
Valuation of Investments
Plan assets are included in the Master Trust, which provides unified investment management. Fidelity invests plan assets in various trust investment options at the direction of plan participants and as required by the Plan. Separate participant accounts are maintained by investment option. These accounts record contributions, withdrawals, transfers, earnings and changes in market value.
 Investments in the Master Trust are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Benefits Investment

Trane 401K and Thrift
Notes to Financial Statements
December 31, 2013 and 2012

Committee determines the Plan's valuation policies utilizing information provided by investment advisors and custodians. See Note 3 for discussion of fair value measurements.
Realized gains or losses on security transactions are recorded on the trade date. Realized gains or losses are the difference between the proceeds received and the security’s unit cost. Dividend income is recorded on the record date and interest income is recorded when earned.
Certain management fees and expenses charged to the Plan for the investment in the Master Trust are deducted from income earned on a daily basis and are not separately reflected. Consequently, certain management fees and operating expenses are reflected as a reduction of investment returns for such investments.
The statements of changes in net assets include unrealized appreciation or depreciation in accordance with the policy of stating investments at fair value. Appreciation or depreciation of investments reflects both realized gains and losses and the change in unrealized appreciation and depreciation of investments.
Valuation of Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Related fees are recorded as administrative expenses and are expensed when incurred. No allowance for credit losses has been recorded at December 31, 2013 and 2012. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.
Expenses of the Plan
Certain expenses associated with the administration of the Plan and the Master Trust are paid for by the Company and are excluded from these financial statements. Certain expenses associated with the administration of the Plan and the Master Trust are paid through offsets and/or payments which may be attributable to the annual operating expenses of one or more of the Plan's designated investment options. Certain of these payments are credited to the Plan and are available to pay future Plan administrative expenses. Expenses of the funds related to the investment and reinvestment of assets are included in the cost of the related investments. Other expenses such as loan fees, withdrawal fees and distribution fees are paid for by the participant and are included in these financial statements.
Payment of Benefits
Benefits to participants are recorded when paid.

Transfer of Assets from Other Plans
Employees may transfer their savings from other plans qualified under the IRC.

3	Fair Value Measurements
Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Fair value measurements are based on a framework that utilizes the inputs market participants use to determine the fair value of an asset or liability and establishes a fair value hierarchy to prioritize those inputs. The fair value hierarchy is comprised of three levels that are described below:

Level 1	Inputs to the valuation methodology are based on quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs other than Level 1. Inputs to the valuation methodology include:

•Quoted prices for similar assets or liabilities in active markets;
•Quoted prices for identical or similar assets or liabilities in markets that are not active;

•	Other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability

Trane 401K and Thrift
Notes to Financial Statements
December 31, 2013 and 2012

Level 3	Inputs to the valuation methodology are unobservable inputs based on little or no market activity and that are significant to the fair value of the assets and liabilities.
The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs are obtained from independent sources and can be validated by a third party, whereas unobservable inputs reflect assumptions regarding what a third party would use in pricing an asset or liability based on the best information available under the circumstances. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.
Following is a description of the valuation methodologies used for the Master Trust assets measured at fair value. Not all assets held in the Master Trust are available for investment by participants of the Plan. There have been no changes in the methodologies used at December 31, 2013 and 2012. There have been no significant transfers between Level 1 and Level 2 categories.
Ingersoll-Rand Stock Fund: The shares of the fund are valued at the daily net asset value (“NAV”) of shares held by the Master Trust at year end. NAV per share or the equivalent is used for fair value purposes as a practical expedient. NAVs are calculated by the investment manager or sponsor of the fund. The fund primarily invests in ordinary shares of IR-plc, which is traded on the New York Stock Exchange (“NYSE”) and is valued at its quoted market price at the daily close of the NYSE. A small portion of the fund is invested in short-term money market instruments. Such assets are classified as Level 2.

Allegion Stock Fund: The shares of the fund are valued at the daily net asset value (“NAV”) of shares held by the Master Trust at year end. NAV per share or the equivalent is used for fair value purposes as a practical expedient. NAVs are calculated by the investment manager or sponsor of the fund. The fund primarily invests in ordinary shares of Allegion, which is traded on the New York Stock Exchange (“NYSE”) and is valued at its quoted market price at the daily close of the NYSE. A small portion of the fund is invested in short-term money market instruments. Such assets are classified as Level 2.
Mutual funds: The shares of registered investment companies are valued at quoted market prices in an exchange and active market, which represent the daily NAV of shares held by the Savings Plan Master Trust at year end and are classified as Level 1. Investments in registered investment companies generally may be redeemed daily.
Common collective trusts: These assets are not available in an exchange or active market; however, the fair value is determined based on the daily NAV of the underlying assets as traded in an exchange or active market. NAV per share or the equivalent is used for fair value purposes as a practical expedient. NAVs are calculated by the investment manager or sponsor of the fund. The Master Trust’s investment in common collective trusts are classified as Level 2.
Self-directed brokerage accounts: Investments in the self-directed brokerage accounts are at current value based on published market quotations from individual investments composing the brokerage accounts. Such assets are classified as Level 1.
Money market funds: The shares are valued at the NAV of the funds in which the Master Trust participates at year end. Such assets are classified as Level 1.
The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

4	Investment in the Master Trust
The Plan’s investments were held in the Trane Master Trust which was established for the investment of assets of the Plan and several other retirement plans sponsored by the Company. The assets of the Trane Master Trust are held by Fidelity. Each participating retirement plan has an undivided interest in the Trane Master Trust; however, investment options for participants may vary by plan. Fidelity maintains separate accounting of all contributions, benefit payments and expenses and allocates income earned and received by the Trane Master Trust on the basis of the adjusted value of each plan at each measurement date. Effective as of December 31, 2013, the Trane Master Trust is considered combined with and part of the Ingersoll-Rand Master Trust. The Ingersoll-Rand Master Trust covers additional retirement plans sponsored by the Company and its affiliates. The Plan was not affected by the combination of the two trusts as Fidelity maintains separate accounting for each plan within the Master Trust at the measurement date. To reflect the combination of the Trane Master Trust and Ingersoll-Rand Master Trust at December 31,

Trane 401K and Thrift
Notes to Financial Statements
December 31, 2013 and 2012

2013, the investments disclosed below reflect the total assets subsequent to the combination. The investment income disclosed below does not include the combined Ingersoll-Rand Master Trust as the combination was completed at year end. At December 31, 2013, the Plan had a 3.65% participation in the combined Master Trust. At December 31, 2012, the Plan had a 99.63% participation in the Trane Master Trust.
The net assets of the Master Trust consisted of the following at December 31:

	2013	2012
Investments, at fair value
Money market portfolio	$151,330,008	$151,330,645
Mutual funds	1,439,380,413	1,275,790,709
Common collective trusts	866,867,459	767,327,600
Self-directed brokerage accounts	261,753,618	220,382,856
Ingersoll-Rand Stock Fund	931,987,151	871,016,942
Allegion Stock Fund	220,659,865	—
Net assets available for benefits	$3,871,978,514	$3,285,848,752

The net assets of the Trane Master Trust consisted of the following at December 31:

	2013	2012
Investments, at fair value
Money market portfolio	$—	$5,101,511
Mutual funds	—	55,028,977
Common collective trusts	—	20,737,998
Self-directed brokerage accounts	—	3,481,720
Ingersoll-Rand Stock Fund	—	32,649,422
Allegion Stock Fund	—	—
Net assets available for benefits	$—	$116,999,628
Net realized and unrealized appreciation of investments and interest and dividend income for the Trane Master Trust for the years ended December 31, are as follows:

	2013	2012
Investment income:
Net appreciation in fair value of investments
Mutual funds	$8,732,665	$5,411,487
Self-directed brokerage accounts	526,505	298,537
Common collective trusts	3,456,608	2,669,904
Ingersoll-Rand Stock Fund	17,508,582	12,210,131
Allegion Stock Fund	72,959	—
	30,297,319	20,590,059
Interest and dividend income	3,444,388	2,239,356
Total investment income	$33,741,707	$22,829,415

Trane 401K and Thrift
Notes to Financial Statements
December 31, 2013 and 2012

The following summarizes the classification of the underlying investments in the Master Trust by level within the fair-value hierarchy as described in Note 3 as of December 31, 2013:

Assets at fair value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Savings Plan Master Trust
Money market portfolio	$151,330,008	$—	$—	$151,330,008
Mutual funds:
Domestic equity funds	143,437,597	—	—	143,437,597
International equity fund	815,859,057	—	—	815,859,057
Fixed income funds	257,912,944	—	—	257,912,944
Index funds	222,170,815	—	—	222,170,815
Self-directed brokerage accounts	261,753,618	—	—	261,753,618
Common collective trusts:
Index funds (1)	—	39,894,354	—	39,894,354
Target date retirement funds (2)	—	826,973,105	—	826,973,105
Ingersoll-Rand Stock Fund (3)	—	931,987,151	—	931,987,151
Allegion Stock Fund (3)	—	220,659,865	—	220,659,865
Total assets at fair value	$1,852,464,039	$2,019,514,475	$—	$3,871,978,514
(1)   Represents investment in common collective trusts that hold equity or fixed income securities. These funds have no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.
(2) Represents investment in an asset mix that seeks to generate a level of risk and return appropriate for the fund’s particular time frame. The asset mix is determined by factors such as the investor’s age, projected level of risk aversion and the length of time until the principal will be withdrawn. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.

(3)     Represents investment in Ingersoll-Rand plc or Allegion plc ordinary shares, along with a minor amount of short-term investments, to provide liquidity. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.

Trane 401K and Thrift
Notes to Financial Statements
December 31, 2013 and 2012

The following summarizes the classification of the underlying investments in the Trane Master Trust by level within the fair-value hierarchy as described in Note 3 as of December 31, 2012:

Assets at fair value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Savings Plan Master Trust
Money market portfolio	$5,101,511	$—	$—	$5,101,511
Mutual funds:
Domestic equity funds	33,648,864	—	—	33,648,864
International equity fund	3,205,892	—	—	3,205,892
Fixed income funds	14,173,462	—	—	14,173,462
Index funds	4,000,759	—	—	4,000,759
Self-directed brokerage accounts	3,481,720	—	—	3,481,720
Common collective trusts:
Index funds (1)	—	932,710	—	932,710
Target date retirement funds (2)	—	19,805,288	—	19,805,288
Ingersoll-Rand Stock Fund (3)	—	32,649,422	—	32,649,422
Total assets at fair value	$63,612,208	$53,387,420	$—	$116,999,628

(1)   Represents investment in common collective trusts that hold equity or fixed income securities. These funds have no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.
(2) Represents investment in an asset mix that seeks to generate a level of risk and return appropriate for the fund’s particular time frame. The asset mix is determined by factors such as the investor’s age, projected level of risk aversion and the length of time until the principal will be withdrawn. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.

(3)     Represents investment in Ingersoll-Rand plc ordinary shares, along with a minor amount of short-term investments, to provide liquidity. There are no unfunded commitments, redemption frequency restrictions, or other redemption restrictions.

5	Tax Status
The U.S. Internal Revenue Service has determined and informed the Company by a letter dated March 27, 2012, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2013 and 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

6	Party-In-Interest Transactions
Certain plan investments held in the Master Trust are shares of mutual funds and short-term investments managed by Fidelity Management Trust Company, the Plan’s trustee and recordkeeper. These transactions qualify as permitted party-in-interest transactions.
Certain Master Trust investments are units of the Ingersoll-Rand Stock Fund which primarily invests in ordinary shares of IR-plc. These transactions qualify as permitted party-in-interest transactions.

7	Plan Termination
Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and applicable collective bargaining agreements. In the event of Plan termination, participants would become fully vested in their accounts and shall be entitled to a distribution of their respective account balances.

8	Risks and Uncertainties
Through the Master Trust, the Plan provides for various investment options in any combination of common stocks, mutual funds, common collective trusts and short-term investments. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

Schedule I

Trane 401K and Thrift
Schedule H, line 4i – Schedule of Assets (Held at End of Year)
December 31, 2013

Plan Sponsor:	Trane U.S. Inc.
Employer Identification:	25-0900465
Plan Number:	043

	Identity of issue, borrower lessor, or similar party	Description of investment, including maturity date, rate of interest, collateral par, or maturity value	Cost	Current Value
(a)	(b)	(c)	(d)	(e)
*	Plan's interest in Ingersoll-Rand Master Trust, excluding participant loans	Master Trust 3.65% participation	**	$141,512,719
	Participant loans ***	Due 01/01/2014 - 01/28/2036 3.25% - 9.50%	—	4,439,190
	TOTAL ASSETS (Held at End of Year)			$145,951,909

*	Includes assets which represent permitted party-in-interest transactions to the Plan.

**	Cost information is not required for participant directed investments and is therefore omitted.

***	The accompanying financial statements classify participant loans as notes receivable from participants.

Schedule II

Trane 401K and Thrift
Schedule H, Part IV, Line 4a – Schedule of Delinquent Participant Contributions
For the year ended December 31, 2013

Plan Sponsor: Ingersoll-Rand Company
Employer Identification: 25-0900465
Plan Number: 043

		Total That Constitutes Nonexempt Prohibited Transactions
Participant contributions transferred late to the Plan	Check Here if Late Participant Loan Repayments are Included	Contributions Not Corrected	Contributions Corrected Outside Voluntary Fiduciary Correction Program	Contributions Pending Correction in Voluntary Fiduciary Correction Program	Total Fully Corrected Under Voluntary Fiduciary Correction Program and PTE 2002-51
$16		$16	$—	$—	—

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
TRANE 401K AND THRIFT PLAN

Dated: June 18, 2014	By:	/s/ Paul Longstreet

Name: Paul Longstreet
Title: Benefits Administration Committee

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Dixon Hughes Goodman LLP